UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13 G

Under the Securities Exchange Act of 1934
(Amendment No. ___________)*

Saiph Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

79378M 10 9
(CUSIP Number)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
          [  ] Rule 13d-1(b)
          [  ] Rule 13d-1(c)
          [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:  79378M 10 9

1.     Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).

       Eric Chess Bronk

2.     Check the Appropriate Box if a Member of a Group (See Instructions):
       Not Applicable
       (a) ___
       (b) ___

3.     SEC Use Only

4.     Citizenship or Place of Organization

       US

Number of Shares Beneficially Owned by Each Reporting Person With
     5.     Sole Voting Power                   190,000
     6.     Shared Voting Power                      -0-
     7.     Sole Dispositive Power              190,000
     8.     Shared Dispositive Power                 -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person

       190,000 shares

10. Check if the Aggregate Amount in Row 9. Excludes Certain Shares (See Instructions)

       Not Applicable

11.    Percent of Class Represented by Amount in Row 9.

       19.0%

12.    Type of Reporting Person (See Instructions)

       IN

Item 1.
     (a)     Name of Issuer:  Saiph Corporation

     (b) Address of Issuer's Principal Executive Offices: 1516 Brookhollow Drive, Suite D, Santa Ana, CA 92705

Item 2.
     (a)     Name of Person Filing:  Eric Chess Bronk

     (b)     Address of Principal Business Office or, if none, Residence:
             24 Morro Bay, Corona Del Mar, CA 92625

     (c)     Citizenship:  US

     (d)     Title of Class of Securities:  Common Stock

     (e)     CUSIP Number:  79378M 10 9

Item 3.     Not Applicable

Item 4.     Ownership

(a)     Amount beneficially owned:                               190,000 shares
(b)     Percent of class:                                             19.0%
(c)     Number of shares as to which the person has:
 (i)    Sole power to vote or to direct the vote                 190,000 shares
 (ii)   Shared power to vote or to direct the vote                    -0-
 (iii)  Sole power to dispose or to direct the disposition of    190,000 shares
 (iv)   Shared power to dispose or to direct the disposition of       -0-

Item 5.     Ownership of Five Percent or Less of a Class

            Not Applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person

            Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

            Not Applicable

Item 8.     Identification and Classification of Members of the Group

            Not Applicable

Item 9.     Notice of Dissolution of Group

            Not Applicable

Item 10.    Certification

            Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:            1/24/01             /s/ Eric Chess Bronk
                                         Signature

                                         Eric Chess Bronk
                                         Name/Title